COMMENTS RECEIVED ON JANUARY 18, 2008

FROM CHRISTIAN SANDOE

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

Fidelity Mega Cap Stock Fund

POST-EFFECTIVE AMENDMENT NO. 117

1. "Facing Page"

C: The Staff requests we confirm that our effective date on the Facing Page is in compliance with Rule 485 of the Securities Act of 1933.

R: As discussed in a telephone conversation between Christian Sandoe and Megan Johnson of Dechert LLP on January 25, 2008, we will file separate EDGAR correspondence to address this comment.

2. "Investment Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to add disclosure showing the market capitalization ranges for the Russell Top 200 Index and the S&P 100 Index as of a recent date. Given that, the Staff requests an explanation as to why we believe the reference to these indices is an appropriate definition of "mega cap."

R: While there is no precise definition for the term "mega capitalization," the Staff has suggested that it may be appropriate in developing a definition to refer to indices that classify publicly offered companies according to their market capitalization. See Name Test Rule Adopting Release footnote 42 (citing Letter to Registrants from Carolyn B. Lewis, Assistant Director,Division of Investment Management, SEC (Feb. 25, 1994) at II.D. (rescinded by N-1A Amendments)). Because the Russell Top 200 Index and the S&P 100 Index classify publicly offered companies according to their market capitalization, and generally are representative of the mega-cap segment of the U.S. equity market, we believe our definition is reasonable, even though we recognize that the capitalization ranges of these indices vary from time to time.

3. "Fund Management" (prospectuses)

"The basis for the Board of Trustees approving the management contract and sub-advisory agreements for the fund is available in the fund's semi-annual report for the fiscal period ended December 31, 2006."

C: The Staff requests that this language be updated to reflect a more recent date.

R: The Board approval language will be updated to reflect the information as of June 30, 2007, in the fund's next filing.

4. Tandy Representations (prospectuses and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.